Exhibit 3.10
CNL HOTELS & RESORTS, INC.
ARTICLES OF AMENDMENT
     CNL Hotels & Resorts, Inc., a Maryland corporation having its principal office at 300 East Lombard Street, Baltimore, Maryland 21202 (hereinafter, the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland, that:
     FIRST: The charter of the Company (the “Charter”) is hereby amended by deleting Article VII, Section 7.1 in its entirety and inserting in lieu thereof the following:
SECTION 7.1 Authorized Shares. The total number of shares of capital stock which the Company is authorized to issue is three billion six hundred seventy five million (3,675,000,000) shares, consisting of three billion (3,000,000,000) Common Shares, $0.01 par value per share (as described in Section 7.2(b) hereof), seventy five million (75,000,000) Preferred Shares, $0.01 par value per share (as described in Section 7.3 hereof) and six hundred million (600,000,000) Excess Shares, $0.01 par value per share (as described in Section 7.7 hereof). The aggregate par value of all authorized shares of stock having par value is $36,750,000. Of the 600,000,000 Excess Shares, 585,000,000 are issuable in exchange for Common Shares and 15,000,000 are issuable in exchange for Preferred Shares. All such shares shall be fully paid and nonassessable when issued. Shares of capital stock of the Company may be issued for such consideration as the Board of Directors determines, or, if issued as a result of a stock dividend or stock split, without any consideration.
     SECOND: The amendment to the Charter of the Company as set forth above has been duly advised by the Board of Directors of the Company and approved by the stockholders of the Company as required by law.
     THIRD: (a) The total number of shares of all classes of stock heretofore authorized was five hundred sixteen million (516,000,000) shares of beneficial interest, consisting of four hundred fifty million (450,000,000) common shares of the par value of one cent ($0.01) each, three million (3,000,000) preferred shares without par value, and sixty-three million (63,000,000) excess shares of the par value of one cent ($0.01) each. The aggregate par value of all authorized shares of stock having par value was five million one hundred thirty thousand dollars ($5,130,000).
          (b) The total number of shares of all classes of stock as increased is three billion six hundred seventy five million (3,675,000,000) shares, consisting of three billion (3,000,000,000) common shares of the par value of one cent ($0.01) each, seventy-five million (75,000,000) preferred shares of the par value of one cent ($0.01) each, and six hundred million (600,000,000) excess shares of the par value of one cent ($0.01) each. The aggregate par value of all authorized shares of stock having par value is thirty-six million seven hundred fifty thousand dollars ($36,750,000).

     FOURTH: The undersigned Executive Vice President hereby acknowledges these Articles of Amendment to be the corporate act of the Company and as to all matters or facts required to be verified under oath, the undersigned Executive Vice President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
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     IN WITNESS WHEREOF, the Company has caused these Articles of Amendment to be signed in its name and on its behalf by its Executive Vice President and attested to by its Secretary on this 21st day of April, 2006.

ATTEST:		CNL HOTELS & RESORTS, INC.

By:	/s/ Greerson G. McMullen	By:	/s/ C. Brian Strickland

Name:	Greerson G. McMullen	Name:	C. Brian Strickland
Title:	Secretary	Title:	Executive Vice President